

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 28, 2012

Via E-mail
Mr. Michael J. Angelakis
Chief Financial Officer
Comcast Corporation
One Comcast Center
Philadelphia, PA 19103

> **Re: Comcast Corporation**
> **Form 10-K for the fiscal year ended December 31, 2011**
> **Filed February 23, 2012**
> **File No. 1-32871**

Dear Mr. Angelakis:

We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please comply with the following comments in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2011

Risk Factors, page 28

We rely on network and information systems and other technologies, as well as…, page 34

1. We note you disclose that disruptions to your network and information systems such as computer hackings, cyber attacks, computer viruses, worms or other destructive or disruptive cybersecurity risks or events could result in a degradation or disruption of your services, excessive call volume to call centers, damage to your properties, equipment and data, or large expenditures to repair or protect your networks and systems from similar events in the future. You also disclose that the risk of these events and security breaches occurring has intensified. If you have experienced any of the events described in your risk factor or other cyber attacks or events in the past, in future filings, beginning with

Mr. Michael J. Angelakis
Comcast Corporation
June 28, 2012
Page 2

your next Form 10-Q, please state that fact in order to provide the proper context for your risk factor disclosure. Please refer to the Division of Corporation Finance's Disclosure Guidance Topic No. 2 at http://www.sec.gov/divisions/corpfin/guidance/cfguidance-topic2.htm for additional information.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Cable Communications, page 43

2. We note from your disclosures at the bottom of page 51 that you anticipate your programming expenses to continue increasing. Please consider discussing the trend of rising programming expenses in the overview section and how management intends to address it.

Item 8: Financial Statements and Supplementary Data

Consolidated Statement of Income, page 78

3. We note that beginning with your March 31, 2011 Form 10-Q, you changed your presentation. Please revise to comply with the reporting requirements of Rule 5-03 of Regulation S-X.

Notes to Consolidated Financial Statements

Note 2: Summary of Significant Accounting Policies

Goodwill, page 86

4. Tell us and clarify in future filings what do you mean by "our reporting units containing goodwill are also aggregated at the segment level." In this regard, it is unclear to us at what level you are testing the goodwill assigned to the NBCUniversal reportable segment.

Please file all correspondence over EDGAR. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

Mr. Michael J. Angelakis
Comcast Corporation
June 28, 2012
Page 3

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Michael Henderson, Staff Accountant, at (202) 551-3364 or Ivette Leon, Assistant Chief Accountant, at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact Kate Beukenkamp, Legal Examiner at (202) 551- 6971 or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Terry French for

Larry Spirgel
Assistant Director